Exhibit 4.2

Summary of Material Terms of the Lease Agreements for the Company's Headquarters

Note: this summary does not contain a full or direct translation of the terms of the original Hebrew-language lease agreements, and is designated solely for the purpose of providing a general presentation of such agreements.

Five-story building in Tel Aviv, Israel

•	The premises: Five floors of office space and additional areas located at 12 Ha'Nechoshet St., Tel-Aviv, Israel, totaling 3,678 square meters (approximately 39,590 square feet) and 54 parking spaces.

•	Signing date: July 9, 2008, as amended on October 29, 2012, October 29, 2015, November 7 , 2017 and August 3, 2020.

•	Parties: Yehuda Zisapel Assets Ltd. and Zohar Zisapel Assets Ltd. (together, referred to as "Lessor") and Radware Ltd. (“Radware”).

•	Lease period: The premises are currently leased until June 30, 2030 with an option to terminate the lease in June 2025 by way of Radware delivering a 6 months prior notice to the Lessor.

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Lease payments: US$15 per month per square meter for 3,335 square meters of office space (approximately 36,000 square feet), NIS40 per month per square meter for 178 square meters of office space (approximately 2,000 square feet), US$8 per month for square meter for 165 square meters of storage (approximately 1,800 square feet), average price of US$96 per month per parking space for 54 parking spaces (the “Lease Payments”). In addition, Radware pays management fees.

•	VAT and linkage payments shall be added to all Lease Payments and the Lease Payments are made in advance on a quarterly basis on the first day of each quarter.

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Guarantees: Radware is required to submit to the Lessor a bank guarantee in NIS against its obligations pursuant to the lease agreement in the amount of six (6) months of the Lease Payments plus VAT and management fees ("Bank Guarantee"). Such Bank Guarantee will be issued only should Yehuda Zisapel's, Roy Zisapel's and Zohar Zisapel's stock holdings in Radware shall drop under 10% of Radware's issued share capital.

Five stories in the Or Tower in Tel Aviv, Israel

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The premises: Certain office space spread out over five floors in the Or Tower located at 4 Ha'Nechoshet St., Tel-Aviv, Israel, totaling 6,344 square meters (approximately 68,300 square feet) and 243 parking spaces.

•	Signing date: July 11, 2016, as amended on July 27, 2016, May 7, 2017, September 8, 2019, February 11, 2020 and February 28, 2021.

•	Parties: Radwill Ltd., Run-Rad Unlimited Networking Ltd. and Bat Or Electrochemical Industries Ltd. (together, referred to as “Lessor”) and Radware.

•	Lease period: The premises are currently leased until July 1, 2030.

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Lease payments: The monthly lease fee for the office areas for the period until July 1, 2020 is NIS 73 per square meter, and an average price of NIS 485 per month per parking space for 218 parking spaces. Starting on July 1, 2020 and for the remainder of the lease (the “Extended Period”), the monthly lease fee will be NIS 69 per square meter, and an average price of NIS 485 per month per parking space for 243 parking spaces (the “Or Lease Payments”). In addition, Radware pays management fees. The parties recently agreed to a discount of 25% of the monthly price of the parking spaces for a period of 12 months starting from March 1, 2021.

•	VAT and linkage payments shall be added to all Or Lease Payments and the Or Lease Payments are made in advance on a quarterly basis and on the first day of each such quarter.

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Guarantees: Radware is required to submit to the Lessor a bank guarantee against its obligations pursuant to the lease agreement in the amount equal to four (4) months of the Or Lease Payments plus VAT and management fees ("Bank Guarantee").